EXHIBIT (e)
Co-registrant’s outstanding debt to the Commonwealth as of June 30, 2005 and its contingent liability as guarantor of the outstanding debt of other entities as of the end of the last five fiscal years

PUBLIC DEBT
The public sector indebtedness of Queensland is comprised of a number of distinct categories; Public Debt to the Commonwealth, Other State Debt to the Commonwealth, Queensland Treasury Corporation Guaranteed Debt and Other Guaranteed Debt and Contingent Liabilities.
During April 1995, the Commonwealth Government and Queensland Government entered into an agreement (the Financial Agreement) whereby Queensland would pre-redeem its debt to the Commonwealth. This was carried out in July 1995.
Public Debt to the Commonwealth
The public debt to the Commonwealth results either from the Financial Agreement or from a specific arrangement between the Commonwealth and the Queensland Government concerning funds borrowed by the Queensland Government under the now expired Commonwealth Savings Bank Agreement.
Under the terms of the Financial Agreement, a State Government did not borrow in the market in its own name. Instead, the Commonwealth Government borrowed in the market in its name and then on-lent funds to the States. The resulting loan liability of the States to the Commonwealth is referred to in Queensland as the Public Debt to the Commonwealth. The debt servicing for these sums is funded from the Consolidated Fund. States were unrestricted in their use of these borrowings. The terms and conditions on which the Commonwealth Government on-lent the funds to the States mirrored the terms and conditions under which the Commonwealth itself borrowed the funds. However, under revised arrangements agreed to at the June 1990 Loan Council Meeting, the States and Territories have taken over responsibility as from July 1, 1990 for the refinancing of State and Territory debt to the Commonwealth. The debt is now financed by the State under a facility with Queensland Treasury Corporation.
The Debt Retirement Reserve Trust Account replaced the National Debt Sinking Fund from July 1, 1995. The Account is established under the 1994 Financial Agreement between the Commonwealth and the States as approved, ratified and validated with respect to Queensland by the Financial Agreement Act 1994. The Commonwealth and State are required to make contributions to this account in respect of the public debt of the State as specified in the Financial Agreement Act 1994. The State is required to make a contribution of an amount which, when added to the Commonwealth contribution, will equal the amount of debt to be redeemed in a Financial Year.
The outstanding balance of the State’s Public Debt to the Commonwealth as of June 30 in each of the previous five years is set out in the table below:
Public Debt to the Commonwealth
($ millions)

As at June 30,

2001	2002	2003	2004	2005

261(1)(2)	212(1) (2)	181(1)(2)	68(1)(2)	Nil

(1)	Outstanding debt relates to Commonwealth Government Installment Inscribed Stock in the name of Commonwealth Bank of Australia.

(2)	Face value of debt less the Queensland Government’s net balance in the Debt Retirement Reserve Trust Account.
Other State Debt to the Commonwealth

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In addition to the funds lent to the States pursuant to the Financial Agreement, the Commonwealth Government also lends funds to the States in accordance with a variety of agreed Commonwealth/State programs. In general, these funds are on-lent to borrowers in accordance with the terms of the agreed program, with repayment being made to the State from the revenues of the ultimate borrowers. When on-lent by Queensland, the debt is generally secured by State claims on tangible assets of the ultimate borrower.

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The following table outlines the outstanding advances made by the Commonwealth under this category of debt.
Other State Debt to the Commonwealth and Treasury

	As at June 30,
Agreement/Program	2001	2002	2003	2004	2005
		($ millions)
Commonwealth and State Housing(1)	497	486	475	463	433
Rural Adjustment	—	—	—	—	—
Softwood Forestry Agreement	—	—	—	—	—
Fitzroy Brigalow Land Development	—	—	—	—	—
Backlog Sewerage Agreement	17	16	16	15	14
National Railway Network	—	—	—	—	—
Natural Disaster Relief Assistance	14	13	11	10	8
Marginal Dairy Farms Scheme	—	—	—	—	—
Other	—	—	—	—	—

Total	538	526	513	500	455

(1)	This debt is a result of the Commonwealth lending funds to Queensland for onlending to qualified borrowers for various home purchase schemes. The debt has been consolidated and matures in 2042 with repayment rates fixed at approximately 4.5%.
Note: Amounts have been rounded to the nearest $1 million. Consequently, rounded amounts may not add to rounded totals.
Guaranteed Debt On-lent by Queensland Treasury Corporation
Queensland Treasury Corporation’s primary function to date has been to act as a central financing authority for on-lending funds raised by it to various Queensland statutory bodies. See section above headed “Queensland Treasury Corporation”. Under the provisions of the Act and the Statutory Bodies Financial Arrangements Act 1982 (as amended), financial arrangements entered into by a statutory body may be guaranteed by the Treasurer on behalf of the Government of Queensland.

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The Corporation’s guaranteed debt, as at the end of each of the last seven fiscal years, and the distribution of this debt among various borrowing authorities is detailed in the following table:
Guaranteed Debt Onlent by Queensland Treasury Corporation

	As at June 30,
Distribution of debt	1999	2000	2001	2002	2003	2004	2005
	($M)
Bodies within the Public Accounts
Department of Corrective Services(3)	119	140	200	245	224	—	—
Department of Education	—	3	13	96	146	125	111
Department of Emergency Services	9	8	10	10	9	7	6
Department of Health	490	479	643	641	623	539	493
Department of Primary Industries-Forest Services	78	80	82	83	89	85	82
Department of Premier & Cabinet	20	36	17	15	13	13	12
Department of Public Works(4)	331	305	302	265	253	257	229
Department of Housing(4)	75	67	60	—	—	—	—
Q-FLEET (car fleet leasing for Qld)	234	215	215	211	236	254	300
Department of Transport	89	106	73	82	168	187	85
Department of Main Roads	574	834	992	1003	1081	948	938
Department of State Development	—	5	1	—	77	182	354
Department of Training and Industrial Relations	—	8	9	8	15	8	6
Queensland Treasury Department	8	—	—	61	66	—	—
Queensland Treasury (Consolidated Revenue)	1	—	—	—	—	—	—
Department of Natural Resources(5)	151	138	127	—	—	—	—
Other	19	57	88	159	169	107	154

Government Owned Corporations
Queensland Electricity Corporation Limited (Powerlink)	741	1031	1141	1260	1395	1410	1476
ENERGEX Limited(2)	1280	1510	1520	1776	1880	1763	2061
Stanwell Corporation	517	371	347	331	338	231	209
Tarong Energy Corporation	289	235	419	558	684	287	255
CS Energy Ltd.	73	192	421	570	567	260	369
Gateway Investments Corporation Pty Ltd.	199	235	254	271	304	300	316
Ergon Energy Corporation Limited(1)	767	1072	1152	1287	1452	1453	1774
Queensland Rail	3313	3822	3976	3800	3960	3827	4016
Port Authorities & Facilities (various)	315	494	522	449	533	641	751

Local Governments
Brisbane City Council	1084	1107	1116	1087	1125	1013	1022
Cairns City Council	134	129	123	111	109	92	79
Caloundra City Council	54	46	63	61	74	78	91
Gold Coast City Council	342	318	313	313	331	347	393
Ipswich City Council	58	47	50	45	77	87	104
Logan City Council	123	124	123	117	110	98	91
Maroochy Shire Council	186	177	169	162	167	157	151

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	As at June 30,
Distribution of debt	1999	2000	2001	2002	2003	2004	2005
	($M)
Redland Shire Council	99	98	95	91	105	106	116
Others	818	799	794	716	769	721	734

Statutory Authorities
River Improvement Trusts	5	4	3	2	2	1	1
Water Supply Boards	90	98	62	97	164	242	210
Other Statutory Authorities
Universities	49	46	71	54	66	64	93
Grammar schools	31	39	40	42	49	45	50
Other	79	90	101	159	827	319	351

Queensland Home Lending Programs	214	170	139	—	—	—	—

Other Bodies
Qld Motorways Limited	782	834	879	981	1069	960	983
Suncorp\Metway/QIDC	400	386	379	320	—	—	—
Queensland Treasury Holdings	717	572	—	—	33	35	—
Treasury Special Purpose Trust	—	—	—	6	—	—	—
Other	131	107	348	655	587	490	441

Total Funds Onlent	15151	16561	17185	18269	19523	17587	18790
Undistributed Borrowings	4824	2308	4857	4679	3799	2032	6803

Total Guaranteed Debt	19975	18,69	22042	22948	23322	19619	25593

1.	North West Energy Pty Ltd is a fully owned subsidiary of CS Energy Limited. North West Energy has borrowings of A$16 million on a non-recourse basis, not included in these figures.

2.	Also during 1998-99 South East Queensland Electricity Corporation Limited changed its name to ENERGEX Limited.

3.	The statutory authority, QCORR, was included into the Department of Corrective Services on May 15, 1999, and outstanding debt was consequently taken over by the Department.

4.	In 1998-99, as a result of machinery of Government changes, the Department of Public Works and Housing was divided into the Department of Public Works and the Department of Housing.

5.	The Water Resources Commission was included in the Department of Natural Resources in July 1996.
The Corporation raises funds in both the domestic and international capital markets with the market value of borrowings under management as at June 30, 2005 at $24.518 billion, which includes $10.086 billion of off-shore debt based on the prevailing rates of exchange at June 30, 2005. Borrowings under management include the debt of local authorities and statutory bodies managed by the Corporation. The Corporation hedges its foreign debt portfolio through interest rate and currency swaps and other hedging and currency switching transactions.
The following table shows at June 30, 2005 the amount of principal of the Corporation’s outstanding indebtedness maturing over the next five years and for subsequent years. This table includes borrowings made by Authorities for which debt service responsibility has been assumed by the Corporation. The face value of maturing paper is used in the maturity structure. Accordingly, comparisons with the market value of debt disclosed in the previous paragraph are irrelevant.

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Outstanding Indebtedness of QTC (Face Value)
Maturity Analysis

	As at June 30, 2005
	0-3	3-12	1-5	Over 5
	months	months	years	years	TOTAL
	(in $ millions)
Offshore Debt(1)	142	67	5,006	4,362	9,577
Domestic Debt(2)(3)	199	839	6,816	6,057	13,911

Total	$341	$906	$11,822	$10,419	$23,488

(1)	These totals have been translated into Australian dollars at a rate of exchange applicable at the balance date and do not include the net effect of currency swaps and forward currency contracts. They include US$109 million outstanding under the Corporation’s United States and European commercial paper facilities as at June 30, 2005.

(2)	Maturities of discounted loans are included at face value.

(3)	These totals include A$635 million outstanding under the Corporation’s Australian dollar Treasury note facility as at June 30, 2005.

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